Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports First Quarter 2025 Results

•	Initiated platform trial of COM701 maintenance therapy in patients with platinum sensitive ovarian cancer in Q2 2025

•	Recruitment ongoing in the first in human Phase 1 trial of GS-0321 (previously COM503), a potential first-in-class anti-IL18BP antibody licensed to Gilead

•	Partner AstraZeneca expanded their rilvegostomig program to ten Phase 3 trials across lung, gastrointestinal and endometrial cancers and plans to share early data for rilvegostomig at ASCO

•	Solid financial position with cash runway expected to fund operations into 2027

•	Key leadership transitions to take effect in September 2025

HOLON, ISRAEL, May 19, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today reported financial results for the first quarter of 2025 and provided a corporate update.

“We continued to advance our diverse innovative clinical and early-stage pipeline,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “We initiated and activated the first site in our randomized placebo-controlled trial evaluating single agent COM701 maintenance therapy in patients with relapsed platinum sensitive ovarian cancer (sub-trial 1). We are working diligently to dose the first patient and activate additional sites. In addition, we continue to advance our Phase 1 trial for GS-0321 a potential first-in-class anti-IL18BP antibody licensed to Gilead.”

Dr. Cohen-Dayag continued, “We are encouraged by the progress our partner AstraZeneca is making with its rilvegostomig program which is notably the largest ongoing Phase 3 program in the TIGIT space. Rilvegostomig is a PD-1/TIGIT bispecific antibody, the TIGIT component of which is derived from COM902. AstraZeneca has increased the number of its Phase 3 trials with rilvegostomig to ten trials across lung, gastrointestinal and endometrial cancers. At the upcoming ASCO 2025 conference, as part of poster presentations, AstraZeneca plans to share early data for rilvegostomig in combination with the ADC Datroway in first-line advanced non-small-cell-lung cancer and in combination with chemotherapy in first-line advanced biliary tract cancer. AstraZeneca’s broad development strategy for rilvegostomig to replace existing PD(L)-1 inhibitors represents a significant potential revenue source for Compugen as we are eligible for both future milestone payments and mid-single digit tiered royalties on future sales.”

Dr. Cohen-Dayag added, “Our solid financial position with a cash runway expected to fund our operations into 2027 allows us to advance our innovative clinical and early-stage pipeline. Additionally, it enables us to continue to leverage our AI/ML powered predictive computational discovery platform, UnigenTM, to accelerate our research efforts supporting our early-stage pipeline. We are also excited about the upcoming leadership changes which will come into effect in September 2025. I will assume the newly created role of Executive Chair of the Board of Directors, and Dr. Eran Ophir, currently Chief Scientific Officer, will become President and Chief Executive Officer and will join the Board of Directors. We believe this combination of leadership ensures a solid foundation for the Company’s next phase of growth.”

Next Planned Milestones
•	ASCO 2025: Compugen’s partner, AstraZeneca, plans to present early data as poster presentations from two ongoing Phase 2 rilvegostomig trials:
o	First-line Dato-DXd + rilvegostomig in advanced or metastatic non-small cell lung cancer: Results from TROPION-Lung04 (cohort 5)
o	First-line rilvegostomig plus chemotherapy in advanced biliary tract cancer: Primary analysis of GEMINI-Hepatobiliary sub-study 2 (cohort A)
•	H2 2026: data from projected interim analysis of single agent COM701 sub-trial 1 as maintenance therapy in relapsed platinum sensitive ovarian cancer

First Quarter 2025 Financial Highlights
Cash: As of March 31, 2025, Compugen had approximately $103.7 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities. The cash balance includes the previously reported proceeds raised through the Company’s ATM, in January and February 2025.

Compugen expects that its cash and cash-related balances will be sufficient to fund its operating plans into 2027. This does not include any additional cash inflows. The Company has no debt.

Revenue: Compugen reported approximately $2.3 million in revenues for the first quarter ended March 31, 2025, compared to approximately $2.6 million in revenues for the comparable period in 2024. The revenues reported in the first quarter of 2025 reflect recognition of portions of both the upfront payment and the IND milestone payment from the license agreement with Gilead. The revenues reported in the first quarter of 2024 reflect recognition of portions of the upfront payment from the license agreement with Gilead.

R&D expenses for the first quarter of 2025 were approximately $5.8 million compared with approximately $6.4 million for the comparable period in 2024.

G&A expenses were approximately $2.4 million for the first quarters of 2025 and 2024.

Net loss for the first quarter of 2025 was approximately $7.2 million, or $0.08 per basic and diluted share, compared with a net loss of approximately $7.3 million, or $0.08 per basic and diluted share, in the first quarter of 2024.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, May 19, 2025, at 8:30 AM ET to review its first quarter 2025 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations to dose the first patient and activate additional sites in our randomized placebo-controlled trial evaluating single agent COM701 maintenance therapy in patients with relapsed platinum sensitive ovarian cancer (sub-trial 1); statements regarding the advancement of Phase 1 trial for GS-0321, statements regarding the potential capabilities of GS-0321, a potential first-in-class anti-IL18BPB antibody licensed to Gilead; statements regarding the progress of AstraZeneca with its rilvegostomig program; statements regarding the timing of any data announcement by AstraZeneca regarding two ongoing Phase 2 rilvegostomig trials (including the ASCO 2025 presentation); statements regarding the capability of rilvegostomig to replace existing PD(L)-1 inhibitors; statements regarding rilvegostomig as a significant potential revenue source for Compugen, and Compugen’s potential receipt of future milestone payments and mid-single-digit tiered royalties on future sales; statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into 2027; statements that our cash position will enable us to continue to leverage our AI/ML-powered predictive computational discovery platform, UnigenTM, to accelerate our research efforts supporting our early-stage pipeline; and statements regarding our upcoming leadership changes and our belief that the upcoming leadership changes ensure a solid foundation for the Company’s next phase of growth. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2025	2024
	Unaudited	Unaudited

Revenues	2,284	2,559
Cost of revenues	2,400	2,102
Gross profit (loss)	(116)	457

Operating expenses
Research and development expenses	5,773	6,410
Marketing and business development expenses	139	91
General and administrative expenses	2,367	2,448
Total operating expenses	8,279	8,949

Operating loss	8,395	8,492
Financial and other income, net	1,245	1,228
Loss before taxes on income	7,150	7,264
Taxes on income	31	3
Net loss	7,181	7,267

Basic and diluted net loss per ordinary share	(0.08)	(0.08)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	92,308,225	89,505,618

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2025	2024
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	14,575	18,229
Short-term bank deposits	56,480	61,397
Investment in marketable securities	32,690	23,629
Other accounts receivable and prepaid expenses	3,148	2,742
Total current assets	106,893	105,997

Non-current assets
Restricted long-term bank deposit	336	343
Long-term prepaid expenses	1,636	1,888
Severance pay fund	2,870	3,072
Operating lease right to use asset	2,759	2,843
Property and equipment, net	949	852
Total non-current assets	8,550	8,998

Total assets	115,443	114,995

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,944	10,080
Short-term deferred revenues	9,626	9,632
Current maturity of operating lease liability	423	448
Total current liabilities	20,993	20,160

Non-current liabilities
Long-term deferred revenues	31,767	34,045
Long-term operating lease liability	2,348	2,464
Accrued severance pay	3,227	3,412
Total non-current liabilities	37,342	39,921

Total shareholders' equity	57,108	54,914

Total liabilities and shareholders' equity	115,443	114,995